Registration Statement No. 333-205778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM T-1
☒        CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

_________	31-0841368
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Julia Linian
U.S. Bank National Association
190 S. LaSalle Street, 7th Floor
Chicago, IL 60603
(312) 332-7539
(Name, address and telephone number of agent for service)

TOYOTA AUTO FINANCE RECEIVABLES LLC
(Depositor of the issuing entities described in the registration statement)
 (Exact name of obligor as specified in its charter)

Delaware	95-4836519
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, California 90501
 (Address, including zip code, of obligors’ principal executive offices)

Asset-Backed Notes
(Title of the indenture securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

                None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of June 30, 2016 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

** Incorporated by reference to Exhibit 25.1 to registration statement on form S-3ASR,  Registration Number 333-199863 filed on November 5, 2014.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 26th of September 2016.

By:        /s/ Julia Linian
              Julia Linian
              Vice President

Exhibit 2

Office of the Comptroller of the Currency
Washington, DC 20219

CERTIFICATION OF CORPORATE EXISTENCE
I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:
l. The Office of the Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation , and supervision of all national banking associations.
2. “U.S. Bank National Association,” Cincinnati, Ohio (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 USC 92a, and that the authority so granted remains in full force and effect on the date of this certificate.

IN TESTIMONY WHEREOF, today,
June 15, 2016, I have hereunto subscribed
my name and caused my seal of office to be
affixed to these presents al the U.S.
Department of the Treasury, in the City of
Washington, District of Columbia.

Exhibit 3

Office of the Comptroller of the Currency
Washington, DC 20219

CERTIFICATION OF FIDUCIARY POWERS
I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:
l. The Office of the Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation , and supervision of all national banking associations.
2. “U.S. Bank National Association,” Cincinnati, Ohio (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 USC 92a, and that the authority so granted remains in full force and effect on the date of this certificate.

IN TESTIMONY WHEREOF, today,
June 15, 2016, I have hereunto subscribed
my name and caused my seal of office to be
affixed to these presents al the U.S.
Department of the Treasury, in the City of
Washington, District of Columbia.

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  September 26, 2016

By:        /s/ Julia Linian
              Julia Linian
              Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2016

($000's)

6/30/2016
Assets
Cash and Balances Due From	$14,010,590
Depository Institutions
Securities	108,246,267
Federal Funds	68,244
Loans & Lease Financing Receivables	268,104,901
Fixed Assets	5,866,910
Intangible Assets	12,591,165
Other Assets	24,574,630
Total Assets	$433,462,707

Liabilities
Deposits	$327,848,275
Fed Funds	1,179,456
Treasury Demand Notes	0
Trading Liabilities	2,172,890
Other Borrowed Money	40,280,996
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	13,036,463
Total Liabilities	$388,318,080

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	30,049,363
Minority Interest in Subsidiaries	810,149
Total Equity Capital	$45,144,627

Total Liabilities and Equity Capital	$433,462,707